Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Comikaze Entertainment Inc.
1031 Broadway #500
Los Angeles, CA 90015
https://www.comicconla.com/

Up to $1,235,000.00 in Common Stock at $0.80
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Comikaze Entertainment Inc.
Address: 1031 Broadway #500, Los Angeles, CA 90015
State of Incorporation: DE
Date Incorporated: May 30, 2012

Terms:

Equity

Offering Minimum: $20,000.00 | 25,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 1,543,750 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.80
Minimum Investment Amount (per investor): $300.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Tier 1: Invest $300+ (minimum investment amount) and receive a 15% Lifetime Early Bird Discount on up to 6 tickets per event hosted by Comikaze Entertainment + 10% discount on all merchandise sold online. 1-Day GA ticket to the '26 show + Access to fast-pass lane for photo ops and autographs.*

Tier 2: Invest $1,500+ and receive a 15% Lifetime Early Bird Discount on up to 6 tickets per event hosted by Comikaze Entertainment + 10% discount on all merchandise sold online + an "Owner" lanyard + Potential Owner's Discount from Participating Exhibitors. 3-Day GA ticket to the '26 show + Access to fast-pass lane for photo ops and autographs.*

Tier 3: Invest $5,000+ and receive a 15% Lifetime Early Bird Discount on up to 6 tickets per event hosted by Comikaze Entertainment + 10% discount on all merchandise sold online + an "Owner" lanyard + 15% bonus shares. 3-Day General Admission pass for life + Access to fast-pass lane for photo ops and autographs.*

Tier 4: Invest $10,000+ and receive a 15% Lifetime Early Bird Discount on up to 6 tickets per event hosted by Comikaze Entertainment + 10% discount on all merchandise sold online + an "Owner" lanyard + 25% bonus shares + Invitation to an Investor Event or the VVIP Ticket Holder gift**. 3-Day General Admission pass for life + Access to fast-pass lane for photo ops and autographs.*

*We encourage our exhibitors to offer an Owner's Discount on their products. We cannot guarantee how many exhibitors, if any, will offer a discount, and to what extent that discount will be. GA tickets, fast-pass lane access, and any lifetime or multi-year event passes are subject to the scheduling, production, and continued operation of Comikaze Entertainment's shows. Event dates, venue policies, guest appearances, and annual show availability may change, and these perks cannot be guaranteed in all circumstances.

**The Investor Event may be a cocktail party or behind the scenes tour. Travel and lodging is not included. The VVIP Ticket Holder gift is typically an embroidered varsity jacket which is uniquely updated every year.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Comikaze Entertainment Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 1,000 shares of Common Stock at $0.80 / share, you will receive 1,100 shares of Common Stock, meaning you'll own 1,100 shares for $800. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Comikaze Entertainment, Inc. (or the "Company") is an independent event production company that owns and operates L.A. Comic Con, one of the largest pop culture conventions in the United States. For over a decade, the company has delivered an annual, multi-day event celebrating the diversity and creativity of Los Angeles, with programming spanning comics, anime, gaming, collectibles, horror, and broader pop culture. Designed for fans, by fans, the event is produced by a dedicated 10-person team that works year-round to curate celebrity appearances, fan-led panels, immersive brand activations, and robust shopping experiences. Each year, L.A. Comic Con attracts more than 126,000 attendees and generates tens of millions of dollars in attendee spending, creating a significant cultural and economic impact for the city.

Competitors and Industry

Comikaze Entertainment operates within the U.S. pop culture convention industry, a sector that has experienced consistent growth over the past decade driven by the expansion of fan communities across comics, film, television, gaming, and anime. Major competitors include San Diego Comic-Con, New York Comic Con, WonderCon, and other large-scale fan conventions. While these events often draw global audiences, Comikaze Entertainment differentiates L.A. Comic Con by maintaining local ownership and a community-focused approach, curating programming that blends large-scale celebrity events with intimate fan experiences. We believe this strategy allows the event to stand out in a competitive market by fostering deeper audience engagement and delivering both entertainment and commercial opportunities for exhibitors and sponsors.

Current Stage and Roadmap

Comikaze Entertainment has established L.A. Comic Con as a premier annual event with a strong and growing attendee base, consistent exhibitor participation, and significant media reach. The company's operations are revenue-generating, with the 2024 convention hosting more than 126,000 attendees, featuring hundreds of exhibitors, and producing major stage programming with top-tier entertainment talent. Looking forward, Comikaze Entertainment plans to expand the exhibitor roster, introduce new interactive and gaming experiences, enhance digital engagement through its official app and livestreaming partnerships, and explore additional event properties. The company's roadmap is focused on scaling its flagship event, diversifying revenue streams, and strengthening its position as a leading fan convention event.

The Team

Officers and Directors

Name: Chris DeMoulin

Chris DeMoulin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Principal Accounting Officer, Board Member
  Dates of Service: June, 2018 - Present
  Responsibilities: I have been the CEO, CFO and GM of the company since 2018. As such, I oversee all strategic, operational and financial aspects of the company.

Other business experience in the past three years:

- Employer: Kartoon Studios, Inc.
  Title: Consultant
  Dates of Service: May, 2025 - Present
  Responsibilities: Consulting on launch of Hundred Acre Wood brand, licensing and live event development.

Name: Allison Johnson

Allison Johnson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Vice President & Event Director, Secretary
  Dates of Service: January, 2020 - Present
  Responsibilities: Oversee all production, operations, sales and marketing of the annual Los Angeles Comic Con event

Name: Graham Hopper

Graham Hopper's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: January, 2020 - Present
  Responsibilities: Board Member

Other business experience in the past three years:

- Employer: Self-Employed
  Title: Consultant and Advisor
  Dates of Service: January, 2018 - Present
  Responsibilities: Develop strategies for engaging products & services to delight consumers and create long term relationships.

Name: Spencer Harlan Klein

Spencer Harlan Klein's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: June, 2025 - Present
  Responsibilities: Advisory as a board member.

Other business experience in the past three years:

- Employer: Netflix
  Title: Director of Distribution
  Dates of Service: June, 2019 - Present
  Responsibilities: Oversee Netflix theatrical distribution of its film slate, manager 3 movie Netflix owned theaters and strategize release schedule.

Name: Gaston Dominguez-Letelier

Gaston Dominguez-Letelier's current primary role is with Meltdown, Inc.. Gaston Dominguez-Letelier currently services 6 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chairman of the Board
  Dates of Service: October, 2014 - Present
  Responsibilities: Chairman of the Board empowering topline vision and strategy for the enterprise.

Other business experience in the past three years:

- Employer: NTWRK
  Title: Co-Founder and SVP, Special Projects
  Dates of Service: June, 2016 - Present
  Responsibilities: Gaston serves as Senior Vice President.

Other business experience in the past three years:

- Employer: Beyond Fest
  Title: Co-Founder
  Dates of Service: October, 2013 - Present
  Responsibilities: Gaston co-founded Beyond Fest, a genre film festival in the U.S.

Other business experience in the past three years:

- Employer: Meltdown, Inc.
  Title: CEO, Founder
  Dates of Service: October, 1993 - Present
  Responsibilities: Gaston is the CEO and Founder of Meltdown, one of the most respected comic book stores.

Name: Christian Parkes

Christian Parkes's current primary role is with NEON. Christian Parkes currently services 6 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: January, 2018 - Present
  Responsibilities: Board Member involved in key decision making, strategy and planning.

Other business experience in the past three years:

- Employer: NEON
  Title: CMO
  Dates of Service: November, 2007 - Present
  Responsibilities: Head of marketing for industry-leading film distributor.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or the “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it’s a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make

a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may

have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-

quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Chief Executive Officer currently works for Comikaze Entertainment and also consults for another company.
The CEO of Comikaze Entertainment, Inc. (Chris DeMoulin) currently serves as the full-time Chief Executive Officer of the Company, devoting over 40 hours per week to managing and overseeing all aspects of the business. In addition, Chris holds a short-term, part-time consulting role with Kartoon Studios, where he provides strategic advice for approximately 6–8 hours per week. While Chris is not involved in decision-making at Kartoon Studios, and his primary professional commitment is to Comikaze Entertainment, there remains some level of risk in investing in a company whose CEO also performs consulting work for another entity.

Prior Litigation and Settlement
In 2014, Comikaze Entertainment Inc. and prior management members became involved in litigation that included allegations of misconduct. The matter was resolved in 2016 through a Settlement Agreement and Mutual General Release. In 2018, the company completed corrective actions required under the settlement, and in 2019 it adopted Revised and Amended Bylaws that remain in effect today. Several individuals involved in the 2014 litigation continue to hold shares but no longer serve in management or have any active role in the company's operations.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Chris DeMoulin	2,580,655	Common Stock	14.82%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,543,750 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 17,408,895 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding includes 125,000 exercised options that have converted into shares, 740,000 granted and unexercised options, and 255,495 awarded and unvested stock.

Dividends: All shareholders have an equal right to participate in dividend disbursements. While the company is focused on identifying and pursuing growth opportunities, it does consider dividend disbursements at the conclusion of each fiscal year, in the context of forward plans, cash on hand and cash reserve at the time. While it makes no representation on the likelihood of dividends being voted by the Board in any given year, the company did grant dividends of $0.02/share after the 2019 fiscal year, and $0.015/share after the 2024 fiscal year. At present, all stock issued is common stock with equal dividend rights.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 25,000
  Use of proceeds: Issued as compensation for services.
  Date: January 29, 2023
  Offering exemption relied upon: Rule 701

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 12,500
  Use of proceeds: Issued as compensation for services.
  Date: May 01, 2025
  Offering exemption relied upon: Rule 701

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 7,500
  Use of proceeds: Issued as compensation for services.
  Date: January 28, 2025
  Offering exemption relied upon: Rule 701

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 11,000
  Use of proceeds: Issued as compensation for services.
  Date: January 19, 2023
  Offering exemption relied upon: Rule 701

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $4.8MM compared to $5.3M in fiscal year 2024.

Primary reasons for the ~12% increase in revenue were yield increases on booth leases reflecting a price increase, and an increase in attendance following a softening in 2023 due to the impact the entertainment strikes had on the local economy.

Cost of Sales

Cost of Sales for fiscal year 2023 was $3.6M compared to $3.4M in fiscal year 2024.

Primary reason for the ~7% decrease in cost was operational efficiencies and cost mix, even with added operational cost to expand the Gaming & Anime Hall, and support costs for a major Fortnite Tournament.

Gross Margins

Gross margins for fiscal year 2023 were $1.13M/23.5% compared to $1.95/36.3% in fiscal year 2024.

Gross margin % expanded YOY, with the increase reflecting revenue growth outpacing cost of sales.

Expenses

Expenses for fiscal year 2023 were $1.3M compared to $1.6M in fiscal year 2024.

The overhead cost increase from '23 to '24 was driven largely by increases in staffing and salaries to support growth in booth sales and expanded operations across the entire LA Convention Center.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because Los Angeles Comic Con is a mature, stable event with ample track record of revenue and profit performance, and no currently known substantively negative factors are apparent to management. Past cash was primarily generated through sales of event tickets, booth space and sponsorships.. Our goal is to continue to maintain low double-digit growth in revenue and operating profits for the foreseeable future, however, there can be no assurance that we will achieve or maintain such growth. Now that the company has weathered the loss of business due to Covid putting all events on hold, we are operating in the black, with no debt and no trailing accounts payable as of fiscal year-end 2024.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 2025, the Company has capital resources available in the form of $487,000 cash on hand, and $280,000 in booth lease accounts receivable (AR).

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations.

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 28% would be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for the foreseeable future because we are currently profitable. This is based on a current average monthly expenses of approximately $100k for expenses related to salaries, rent, insurance and operating incidentals.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for the foreseeable future because we are currently profitable. This is based on anticipated average monthly expenses of approximately $100k for expenses related to salaries, rent, insurance and operating incidentals.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including potential lines of credit or loans.

Indebtedness

- Creditor: US Small Business Administration (SBA)
  Amount Owed: $150,000.00
  Interest Rate: 3.75%
  Maturity Date: June 30, 2050
  The Company has an existing loan with US Small Business Administration (SBA). Original principal amount of loan is $150,000 with an annual interest rate of 3.75% payable until June 30, 2050. The Company's outstanding loan balance is $132,973 and $138,704 as of December 31, 2024, and December 31, 2023, respectively. The loan is secured by a blanket UCC-1 lien on all tangible and intangible assets of the Company (filed July 9, 2020; continued June 26, 2025).

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $13,927,116.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) no preferred stock is authorized or outstanding; (ii) there are no outstanding options, warrants, and other securities with a right to acquire shares; and (iii) no shares are reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Acquisition Evaluation
  32.5%
  We plan to use proceeds of the raise to explore potential acquisitions.

- Growth and Expansion of L.A. Comic Con
  30.0%
  We plan to use proceeds of the raise to grow and expand our current event, L.A. Comic Con.

- Potential New Events
  30.0%
  We plan to use proceeds of the raise to explore the possibility of launching new events.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Acquisition Evaluation
  32.5%

We plan to use proceeds of the raise to explore potential acquisitions.

- Growth and Expansion of L.A. Comic Con
  30.0%
  We plan to use proceeds of the raise to grow and expand our current event, L.A. Comic Con.

- Potential New Events
  30.0%
  We plan to use proceeds of the raise to explore the possibility of launching new events.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.comicconla.com/ (https://www.comicconla.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/comikaze-entertainment

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Comikaze Entertainment Inc.

[See attached]

Comikaze Entertainment Inc.
(the “Company”)
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant’s Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS

RNB CAPITAL
www.rnbcapitalcpas.com
954-399-1914
Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Comikaze Entertainment Inc. Management

We have reviewed the accompanying financial statements of Comikaze Entertainment Inc. (the Company) which comprise the balance sheets as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

RNB Capital LLC

Tamarac, FL
September 24, 2025

COMIKAZE ENTERTAINMENT INC.
BALANCE SHEET

AS OF DECEMBER 31,		2024	2023
ASSETS			
Current Assets:			
Cash and. Cash Equivalents	$	426,116	479,489
Accounts Receivable		578,848	585,643
Total Current Assets		1,004,964	1,065,132
Non-Current Assets:			
Fixed Assets, net	$	3,100	4,481
Total Non-Current Assets		3,100	4,481
TOTAL ASSETS	$	1,008,064	1,069,613
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts payable	$	243,953	563,397
Accrued expenses and other liabilities		24,109	848
Loans Payable - current portion		4,264	3,995
Total Current Liabilities	$	272,326	568,240
Non-Current Liabilities:			
Loans Payable	$	128,709	134,709
Total Non-Current Liabilities	$	128,709	134,709
TOTAL LIABILITIES		401,035	702,949
EQUITY			
Common stock, $0.01 par value, 50,000,000 shares authorized, 15,937,965 and 15,934,965 shares issued outstanding as of December 31, 2024 and 2023, respectively	$	159,380	159,350
Additional Paid-In Capital		75,620	75,650
Retained Earnings		372,029	131,664
TOTAL EQUITY	$	607,029	366,664
TOTAL LIABILITIES AND EQUITY	$	1,008,064	1,069,613

See Accompanying Notes to these Unaudited Financial Statements

COMIKAZE ENTERTAINMENT INC.
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2024	2023
Revenues			
Net Sales	$	5,392,617	4,831,745
Cost of Sales		(3,437,047)	(3,695,115)
Gross Profit	$	1,955,570	1,136,630
Operating Expenses			
General and Administrative Expense	$	1,681,445	1,389,175
Depreciation Expense		1,381	104
Total Operating Expenses		**1,682,826**	**1,389,279**
Total Loss from Operations	$	**272,744**	**(252,649)**
Other Income (Expense)			
Interest Expense	$	(9,070)	(6,579)
Total Other Income (Expense)		**(9,070)**	**(6,579)**
Net income (loss) before income taxes		**263,674**	**(259,228)**
Provision for income tax		(23,309)	-
Net Income (Loss)	**$**	**240,365**	**(259,228)**

See Accompanying Notes to these Unaudited Financial Statements

COMIKAZE ENTERTAINMENT INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock			Retained Earnings	Total Shareholders'
	# of Shares	$ Amount	APIC	(Deficit)	Equity
Beginning balance at 1/1/23	15,908,965	159,090	75,910	390,892	625,892
Shares issued under Bonus Plan	26,000	260	(260)	-	-
Additional Paid-in Capital	-	-	-	-	-
Net income (loss)	-	-	-	(259,228)	(259,228)
Ending balance at 12/31/23	15,934,965	159,350	75,650	131,664	366,664
Shares issued under Bonus Plan	3,000	30	(30)	-	-
Additional Paid-in Capital	-	-	-	-	-
Net income (loss)	-	-	-	240,365	240,365
Ending balance at 12/31/24	15,937,965	159,380	75,620	372,029	607,029

See Accompanying Notes to these Unaudited Financial Statements

COMIKAZE ENTERTAINMENT INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2024	2023
OPERATING ACTIVITIES			
Net Income (Loss)	$	240,365	(259,228)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Depreciation		1,381	104
Accounts receivable		6,795	(39,418)
Accounts payable		(319,444)	(633,344)
Accrued expenses and other liabilities		23,261	(88,502)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		(288,007)	(761,160)
Net Cash used in Operating Activities	$	(47,642)	(1,020,388)
INVESTING ACTIVITIES			
Fixed Assets, net	$	-	245,186
Net Cash provided by (used in) Investing Activities	$	-	245,186
FINANCING ACTIVITIES			
Loan Repayment	$	(5,731)	(5,898)
Net Cash used in Financing Activities	$	(5,731)	(5,898)
Cash at the beginning of period		479,489	1,260,589
Net Cash increase (decrease) for period	$	(53,373)	(781,100)
Cash at end of period	$	426,116	479,489

Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest	8,770	6,579
Income taxes	848	-

There are no supplemental Disclosures of NonCash Investing and Financing Activities

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Comikaze Entertainment Inc. (the "Company") was incorporated in the State of Delaware on May 30, 2012, and is headquartered in Los Angeles, California. The Company is an independent event production company that owns and operates L.A. Comic Con, one of the largest pop culture conventions in the United States.

L.A. Comic Con is an annual multi-day event that celebrates the diversity and creativity of fan culture, with programming spanning comics, anime, gaming, collectibles, horror, and broader pop culture. The convention features celebrity appearances, fan-led panels, immersive brand activations, and robust exhibitor and merchandise offerings. Each year, the event attracts over 120,000 attendees and generates significant economic impact for the Los Angeles area.

The Company's primary sources of revenue include ticket sales, exhibitor booth leases, sponsorships, and merchandise sales. Operations are managed by a dedicated team of industry professionals who curate programming and partnerships year-round to deliver a premier fan experience.

The Company operates in a competitive industry that includes other large fan conventions such as San Diego Comic-Con, New York Comic Con, and WonderCon. Management believes that Comikaze Entertainment differentiates itself through its locally rooted ownership, community-focused approach, and curated mix of large-scale entertainment with intimate fan experiences.

The Company is conducting a crowdfunding campaign to enable growth and expansion, and evaluate potential new show launches or acquisitions.

<u>Concentrations of Credit Risks</u>

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

<u>Going Concern:</u>

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized loss in 2023 and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts.

The Company experienced a significant improvement in operating performance during the year ended December 31, 2024. Revenues increased 12% year-over-year to $5.3 million, and the Company generated operating income of $272,744 and net income of $263,674, compared to a net loss of $259,228 in the prior year. These improvements reflect both revenue growth and operating efficiencies. Management expects positive operating performance to continue, supported by a strong customer relationship.

Management has also implemented measures to strengthen the Company's liquidity profile, including active monitoring of working capital, cost optimization initiatives, and maintaining access to external financing sources. Based on these factors, management has concluded that no conditions or events exist that raise substantial doubt about the Company's ability to continue as a going concern within one year after issuance of these financial statements. Accordingly, the financial statements have been prepared under the going concern basis of accounting.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $426,116 and $479,489 in cash and cash equivalents as of December 31, 2024 and December 31, 2023, respectively.

Accounts Receivable

Accounts receivable are recognized at the original invoice amount and are stated at net realizable value, which is the amount expected to be collected after deducting an allowance for doubtful accounts. The allowance for doubtful accounts is established through a provision for bad debts charged to expense. Management considers the following factors when estimating the allowance: historical collection experience, the age of receivables, specific information about individual customers' financial condition, and existing economic and industry conditions. Currently, Management does not deem it necessary to have an allowance for doubtful accounts.

Account balances are written off against the allowance when collection efforts have been exhausted and the balances are deemed uncollectible. Recoveries of accounts previously written off are recorded as a reduction to bad debt expense when received.

Description	**2024**	**2023**
Trade Accounts Receivable	578,848	585,643
Less: Allowance for Doubtful Accounts	-	-
Totals	**578,848**	**585,643**

Credit Policies and Concentrations

Credit terms are typically net 30 days. The Company evaluates credit risk on a customer-by-customer basis. No single customer accounted for more than 10% of receivables as of year-end. The Company has not pledged or factored any accounts receivable.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	**Useful Life in Years**	**2024**	**2023**
Furniture & Fixtures	3-5	6,810	6,810
Office Equipment	3-5	21,465	21,465
Less Accumulated Depreciation		(25,175)	(23,794)
Totals		**3,100**	**4,481**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues through consumer ticket sales revenue-- typically go on-sale four (4) months before the event, and 35%-40% of sales are in the final two (2) weeks leading to/during the event. The Company is obligated to hold the event when and where promised -- to facilitate set-up for all exhibitors and sponsors, and run the panels and entertainment with Talent which were marketed to attendees as the reason to attend the show. Attendee ticket sales are received from the ticketing company the week following the sale. For booth sales and sponsors, they sign a contract which generates receivables, and the Company collects payment as indicated on each contract (which varies by type of sale and time of year).

The Company recognizes revenue upon the completion of the annual event, at which point in time the performance obligations have been satisfied. Amounts received in advance, such as exhibitor deposits or ticket presales, are recorded as deferred revenue until the related event occurs.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Significant Components of Deferred Tax Assets and Liabilities

As of December 31, 2024 and December 31, 2023, significant components of the Company's deferred tax assets and liabilities were as follows:

	2024	**2023**
Net Operating Loss Carryforwards	-	262,623
Accrued Expenses	-	-
Depreciation (difference in methods/timing)	-	-
Other Temporary Differences	-	-
Gross Deferred Tax Asset	**-**	**262,623**
Less: Valuation Allowance	-	(262,623)
Net Deferred Tax Asset (Liability)	**-**	**-**

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and absence of objectively verifiable evidence that the assets will be realized.

Net Operating Loss Carryforwards

As of December 31, 2023, the Company had federal and state net operating loss carryforwards of approximately $880,105. Federal NOLs arising after December 31, 2017, generally do not expire but are subject to an 80% taxable income limitation. Utilization of these losses may be subject to annual limitations under Section 382 of the Internal Revenue Code.

As of December 31, 2024, the Company has not yet filed its federal and state income tax returns.

Components of Income Tax Expense (Benefit)

During 2024 and 2023, the Company paid no income taxes to federal or state jurisdictions.

Component	2024	2023
Current tax expense	71,725	-
Deferred tax expense (benefit)	-	262,623
Valuation Allowance	-	(262,623)
Net Deferred Tax Asset (Liability)	**71,725**	**-**

Income Taxes Paid

	2024	2023
Federal	-	0
State	848	-
Foreign		
Net Deferred Tax Asset (Liability)	**848**	**-**

Rate Reconciliation

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

	2024		2023	
	Amount ($)	**% of Pretax Income (Loss)**	**Amount ($)**	**% of Pretax Income (Loss)**
Income tax benefit at U.S. Statutory Rate (21%)	50,477	21.00%	(54,438)	21.00%
State taxes, net of federal benefit	21,248	8.84%	(22,916)	8.84%
Permanent differences	-	0.00%	-	0.00%
Change in Valuation Allowance	-	0.00%	-	0.00%
Other	-	0.00%	-	0.00%
Total Income Tax Expense (benefit)	**71,725**	**29.84%**	**(77,354)**	**29.84%**

Explanation of Significant Reconciling Items:

The Company's income tax benefit at the federal statutory rate is offset by a corresponding increase in the valuation allowance. Management determined that, due to continuing losses and lack of objectively verifiable positive evidence, the deferred tax asset is not realizable.

Unrecognized Tax Benefits:
The Company had no material uncertain tax positions as of December 31, 2024 and December 31, 2023. Income tax returns for years ending 2022 through 2026 remain open to examination by federal and state tax authorities.

Key highlights for ASU 2023-09 compliance:
Expanded rate reconciliation in both dollar and percent format with standardized line items.

Tabular disclosure of income taxes paid by jurisdiction.

Enhanced explanations for valuation allowances and material reconciling items.

Continuing all traditional ASC 740 requirements for components of deferred taxes, NOLs, and uncertain tax positions.

The Company has not yet filed its federal and state income tax returns for the year ended December 31, 2024. The amounts presented for income taxes, including deferred tax assets and liabilities, are based on management's estimates as of year-end and are subject to change upon completion of the actual tax returns. Any material differences will be reflected in subsequent financial statements.

The Company is subject to federal and applicable state income taxes. For the period ended December 31, 2024, the Company was required to file an income tax return; however, the return has not yet been filed. Management intends to comply with all applicable tax filing requirements and is in the process of preparing the necessary filings.

Provision for income tax has been recorded in the accompanying financial statements. Any penalties or interest that may arise from the late filing will be recognized when assessed or estimable.

Management has evaluated the Company's tax positions in accordance with ASC 740, *Income Taxes*, and has concluded that there are no uncertain tax positions requiring recognition or disclosure as of December 31, 2024.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Loan - The Company has an existing loan with US Small Business Administration (SBA). Original principal amount of loan is $150,000 with an annual interest rate of 3.75% payable until June 30, 2050. The Company's outstanding loan balance is $132,973 and $138,704 as of December 31, 2024, and December 31, 2023, respectively.

NOTE 6 – EQUITY

The Company is authorized to issue 50,000,000 shares of common stock with par value of $0.01 per share. During the year ended, December 31, 2024, and 2023, the company issued 3,000 and 26,000 shares for services performed, which was deemed at a nominal fair value.

As of December 31, 2024 and 2023, there were 15,937,965 and 15,934,965 shares of common stock issued and outstanding, respectively.

Voting. Unless otherwise provided in the certificate of incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share held by such stockholder which has voting power upon the matter in question.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through Sept. 24, 2025, the date these financial statements were available to be issued.

Management has evaluated subsequent collections on significant outstanding receivables through February 15, 2026, and has determined that there were no material changes to the expected collectibility of accounts receivable as of the balance sheet date.

The Company has evaluated subsequent events through September 24, 2025, and determined the following events require disclosure:

Equity issuances.

On January 28, 2025, the Company issued 7,500 shares of common stock as compensation for services under Rule 701. On May 1, 2025, the Company issued an additional 12,500 shares of common stock as compensation for services under Rule 701. These issuances did not generate cash proceeds and represent dilution of existing shareholders.

Dividend declaration.

In early 2025, the Company declared and paid a dividend of $0.015 per share to holders of record of its common stock. This dividend was consistent with the Company's historical practice of periodic cash distributions, including the $0.02 per share dividend paid after fiscal year 2019.

Board members.

Effective June 2025, Spencer Harlan Klein was appointed to the Company's Board of Directors. Mr. Klein is currently Director of Distribution at Netflix, where he oversees theatrical strategy and release scheduling. In addition, in May 2025, the Company's Chief Executive Officer, Chris DeMoulin, commenced a limited consulting role with Kartoon Studios, Inc. The CEO's primary professional commitment remains to the Company.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Invest in Comikaze Entertainment

Geek out in the heart of pop culture.

Comikaze Entertainment owns and operates L.A. Comic Con, a leading pop culture convention in Los Angeles that drew over 126,000 attendees and $25.7M in spending in 2024.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


L.A. COMIC
CON

OVERVIEW ABOUT TERMS UPDATES REWARDS DISCUSSION INV

Get Equity
$0.80 Per Share

MIN INVEST
$300

VALUATION
$13.93M

REASONS TO INVEST

- **A Premier Pop Culture Destination:** Comikaze Entertainment's flagship event, L.A. Comic Con, attracts 125K+ fans annually with content spanning comics, anime, gaming, cosplay, collectibles and pop culture.

- **Run by Industry Veterans & Fans:** A 10-person Comikaze team of seasoned professionals and pop culture fans produces L.A. Comic Con year-round.

- **Strong Visibility & Partner Interest:** The 2024 event earned an estimated 10.6B media impressions* and featured sponsors like Samsung, Kia, St. Jude Children's Research Hospital, Milk Cup by @GonnaNeedMilk (a 99 all female-player Fortnight Tournament), Lids, Tiltify, All Nippon Airways (ANA), and Hot Topic.

**Media impressions estimate based on internal analytics and reporting from Comikaze's PR firm, NRPR Group.*

TEAM



Chris DeMoulin • CEO, Principal Accounting Officer, Board Member
Leads Comikaze Entertainment with deep experience in licensing and live events; formerly President at Advanstar.
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Allison Johnson • Vice President & Event Director, Secretary
Oversees L.A. Comic Con production, talent, and partnerships with 15+ years in experiential events.
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Graham Hopper • Board Member
Graham Hopper is an expert in corporate growth & brand development with both Fortune 50 and start up experience. Hopper is a 19 year veteran of The Walt Disney Company who served as EVP & General Manager, Disney Interactive Studios, where he oversaw worldwide product development, manufacturing, licensing, marketing, and sales.
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Spencer Harlan Klein • Board Member
Spencer Klein is a leader in film distribution and exhibition with experience spanning major studios and cinema chains. He is Head of Distribution at Netflix, where he oversees global theatrical strategy and the company's owned theaters.
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Gaston Dominguez-Letelier • Chairman of the Board
I don't just sell art, I build the infrastructure that turns creativity into global product ecosystems. From concept to commerce, I move fast, designing systems where creators, brands & collectors all win. I've spent decades mastering how to scale culture into capital.
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Christian Parkes • Board Member
CMO of independent film distributor NEON since inception. Previous tours include Nike, Levi's, and Alamo Drafthouse. Created one of the largest genre film festivals in the US.
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THE PITCH

Comikaze Entertainment produces L.A. Comic Con, a fan-focused, independently owned pop culture convention that spans comics, gaming, anime, horror, and collectibles. Now entering its second decade, the show has become a marquee event in Los Angeles. Backed by recurring brand partnerships, celebrity panels, and year-over-year growth, L.A. Comic Con anchors Comikaze's business strategy.

Comikaze Entertainment owns and operates L.A. Comic Con, a leading pop culture convention in Los Angeles that drew over 126,000 attendees and $25.7M in spending in 2024.

THE PROBLEM & OUR SOLUTION

Many major fan conventions are often corporate-run and limited in cultural scope, leading to a one-size-fits-all experience that doesn't reflect the diversity of modern fandom. Exhibitors and creators often struggle to gain visibility or make meaningful sales.


EXHIBIT HALLS
IN 2025
L.A. COMIC CON
SEPTEMBER 26-28, 2025
SOUTH HALL
WEST HALL
The traditional L.A. Comic Con experience, loaded with over 600 exhibitors, the L.A. Comic Con main stage, and an artist alley. Every attendee finds themselves in this hall at one point during the show
Our dedicated video game and anime hall, hub of tech, artist alley and exciting activations with tournaments, anime activations, bright lights and tons of energy. Every attendee that picks up their badge walks through this hall.

Comikaze Entertainment offers a differentiated model: an independently operated, locally rooted event that gives artists, fans, and brands space to authentically connect. L.A. Comic Con features immersive fan experiences, interactive sponsor activations, indie creators, and celebrity panels—all curated by a passionate internal team.


PANELS & PROPERTIES ON THE MAIN STAGE IN 2024
L.A. COMIC CON
SEPTEMBER 26-28, 2025
Back to the Future Reunion
Michael J Fox, Lea Thompson, Tom Wilson and Christopher Lloyd
The Addams Family Reunion
Anjelica Huston, Christopher Lloyd, Christina Ricci, Jimmy Workman and Carel Struycken
Ewan McGregor
Star Wars Prequel Trilogy, Obi-Wan Kenobi, Trainspotting, Moulin Rouge

THE MARKET & OUR TRACTION

The global comic and pop culture convention market is valued at ~$20B in 2025, driven by increased demand for in-person fandom experiences (Data Insights Market). Comikaze Entertainment believes it is positioned within this market through its anchor event, L.A. Comic Con.


NUMBERS
L.A. COMIC CON IN 2024
L.A. COMIC CON
SEPTEMBER 26-28, 2025
126,350
FANS ATTENDED IN 2024
$25.7 MM
SPENT BY ATTENDEES IN '24
10,612,391,763
IMPRESSIONS GENERATED
ATTENDANCE HISTORY
70000
91000
92400
106000
123,400
94900
126600
122300
126350
2015
2016
2017
2018
2019
2021
2022
2023
2024

**Attendance figures reflect Comikaze's self-reported turnstile attendance, based on ticket sales and internal calculations*

In 2024, the convention saw 126,350 attendees, $25.7M in fan spending, and 10.6B total media impressions. Attendee spending averaged $321, and 94% made purchases. Programming featured IPs like Star Wars, Back to the Future, and Avatar: The Last Airbender, and included high-profile talent such as Ewan McGregor and Rosario Dawson.

Sponsorship partners included Samsung, Kia, Hot Topic, and IGN. Press coverage exceeded 1,000 hits, helping expand brand visibility nationally and globally.


SOCIAL MEDIA
AT L.A. COMIC CON IN 2024
L.A. COMIC CON
SEPTEMBER 26-28, 2025
143,200
Instagram Audience
131,500
Facebook Audience
43,500
Twitter Audience
10,255
SMS/DM Database
1,929,207
Website visits in '24
163,900
Fan Email Database
10,612,391,763
IMPRESSIONS GENERATED
11,858,374
REACHED ON SOCIAL IN '24
1,241,189
ENGAGEMENTS DURING SHOW CYCLE

WHY INVEST

Comikaze Entertainment is an experienced live events company with a track record of delivering a premier pop culture experience through L.A. Comic Con. This raise supports the continued growth of a locally based platform with national cultural reach.

ABOUT

HEADQUARTERS
1031 Broadway #500
Los Angeles, CA 90015

WEBSITE
View Site

Comikaze Entertainment owns and operates L.A. Comic Con, a leading pop culture convention in Los Angeles that drew over 126,000 attendees and $25.7M in spending in 2024.

TERMS

Comikaze Entertainment

Overview

PRICE PER SHARE
$0.80

VALUATION
$13.93M

DEADLINE
Dec. 25, 2025 at 7:59 AM UTC

FUNDING GOAL
$20K - $1.24M

Breakdown

MIN INVESTMENT
$300

OFFERING TYPE
Equity

MAX INVESTMENT
$1,235,000

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
25,000

MAX NUMBER OF SHARES OFFERED
1,543,750

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$1,008,064	$1,069,613
Cash & Cash Equivalents	$426,116	$479,489
Accounts Receivable	$578,848	$585,643
Short-Term Debt	$272,326	$568,240
Long-Term Debt	$128,709	$134,709
Revenue & Sales	$5,392,617	$4,831,745
Costs of Goods Sold	$3,437,047	$3,695,115
Taxes Paid	$23,309	$0
Net Income	$240,365	-$259,228

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Tier 1: Invest $300+ (minimum investment amount) and receive a 15% Lifetime Early Bird Discount on up to 6 tickets per event hosted by Comikaze Entertainment + 10% discount on all merchandise sold online. 1-Day GA ticket to the '26 show + Access to fast-pass lane for photo ops and autographs.*

Tier 2: Invest $1,500+ and receive a 15% Lifetime Early Bird Discount on up to 6 tickets per event hosted by Comikaze Entertainment + 10% discount on all merchandise sold online + an "Owner" lanyard + Potential Owner's Discount from Participating Exhibitors. 3-Day GA ticket to the '26 show + Access to fast-pass lane for photo ops and autographs.*

Tier 3: Invest $5,000+ and receive a 15% Lifetime Early Bird Discount on up to 6 tickets per event hosted by Comikaze Entertainment + 10% discount on all merchandise sold online + an "Owner" lanyard + 15% bonus shares. 3-Day General Admission pass for life + Access to fast-pass lane for photo ops and autographs.*

Tier 4: Invest $10,000+ and receive a 15% Lifetime Early Bird Discount on up to 6 tickets per event hosted by Comikaze Entertainment + 10% discount on all merchandise sold online + an "Owner" lanyard + 25% bonus shares + Invitation to an Investor Event or the VVIP Ticket Holder gift**. 3-Day General Admission pass for life + Access to fast-pass lane for photo ops and autographs.*

**We encourage our exhibitors to offer an Owner's Discount on their products. We cannot guarantee how many exhibitors, if any, will offer a discount, and to what extent that discount will be. GA tickets, fast-pass lane access, and any lifetime or multi-year event passes are subject to the scheduling, production, and continued operation of Comikaze Entertainment's shows. Event dates, venue policies, guest appearances, and annual show availability may change, and these perks cannot be guaranteed in all circumstances.*

***The Investor Event may be a cocktail party or behind the scenes tour. Travel and lodging is not included. The VVIP Ticket Holder gift is typically an embroidered varsity jacket which is uniquely updated every year.*

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Comikaze Entertainment Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 1,000 shares of Common Stock at $0.80 / share, you will receive 1,100 shares of Common Stock, meaning you'll own 1,100 shares for $800. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus in addition to the aforementioned bonus.

NEW UPDATES

11.25.25

By Fans. For Fans.


By Fans. For Fans.

We believe that the best version of L.A. Comic Con is the one we build with our community. Every year we work to bring bigger and better celebrities to the show, and that's only possible because of passionate fans like you.

By listening to your feedback and paying attention to the talent you are most excited about, we are able to welcome a diverse lineup that truly reflects what our community wants each year. That spirit of collaboration is exactly why we launched this StartEngine campaign in the first place.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

ALL UPDATES

11.22.25

Thank you for following our journey!


Become an owner

Thank you for following our journey!

Your support means the world to us!

We'll be sharing more updates, milestones and behind-the-scenes moments, so stay tuned! And welcome to our community of owners!

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$300

Tier 1

Invest $300+ (minimum investment amount) and receive a 15% Lifetime Early Bird Discount on up to 6 tickets per event hosted by Comikaze Entertainment + 10% discount on all merchandise sold online. 1-Day GA ticket to the '26 show + Access to fast-pass lane for photo ops and autographs.*

Select

$1,500

Tier 2

Invest $1,500+ and receive a 15% Lifetime Early Bird Discount on up to 6 tickets per event hosted by Comikaze Entertainment + 10% discount on all merchandise sold online + an "Owner" lanyard + Potential Owner's Discount from Participating Exhibitors. 3-Day GA ticket to the '26 show + Access to

Select

$5,000

Tier 3

Invest $5,000+ and receive a 15% Lifetime Early Bird Discount on up to 6 tickets per event hosted by Comikaze Entertainment + 10% discount on all merchandise sold online + an “Owner” lanyard + 15% bonus shares. 3-Day General Admission pass for life + Access to fast-pass lane for photo ops and

Select

$10,000

Tier 4

Invest $10,000+ and receive a 15% Lifetime Early Bird Discount on up to 6 tickets per event hosted by Comikaze Entertainment + 10% discount on all merchandise sold online + an “Owner” lanyard + 25% bonus shares + Invitation to an Investor Event or the VVIP Ticket Holder gift**. 3-Day General

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

James Estes
a month ago

Small ask. Any chance we can get 2 owner lanyards for a Tier 2 joint account?

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0 0

Avon Brown
2 months ago

Business & Strategy

What is Comikaze Entertainment’s core mission and business model?

Who are the founders and leadership team, and what relevant experience do they have?

What is the current market size and addressable opportunity for Comikaze’s offerings?

What is the competitive landscape—who are the main competitors and how does Comikaze differentiate itself?

What are the company's short-term and long-term strategic goals (e.g., growth, expansion, partnerships)?

What risks does the business foresee (market, regulatory, operational), and how does it plan to mitigate them?

What is the customer acquisition strategy and cost (CAC)? What is the expected lifetime value (LTV) of a customer?

Financials & Metrics

What is the current revenue (if any), and what has growth been like historically?

What are the major expense categories (e.g., staff, marketing, IP rights, production)?

What are the projected financials (revenues, profits, cash flow) over the next 3–5 years?

What is the cash burn rate, and how long will current funds last?

How much capital has already been raised, and at what valuation(s)?

How much is being raised in this round, and how will the funds be used?

What are the key financial assumptions underlying projections (growth rates, margins, adoption rates)?

Are there any outstanding debts or liabilities?

What are potential exit scenarios (sale, merger, IPO)?

What is the expected return multiple or target IRR for investors?

What timeline is realistic for liquidity?

How will revenue and profits be shared or distributed to investors (dividends, profit sharing)?

Are there minimum hold periods or lock-up restrictions for investors

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP — SUBMIT ORDER — FUNDS IN TRANSIT — FUNDS RECEIVED — FUNDS INVESTED

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

How to open a Self-Directed IRA on StartEngine?

StartEngine makes it easy to invest using your retirement funds. You can open a self-directed IRA account through StartEngine. To get started, simply visit **our IRA page** for more information and step-by-step instructions.

Already have a self-directed IRA with another provider? You can still invest on StartEngine, but please note that the process will be manual and may take longer to complete.

When will I receive my shares?

At the close of an offering, all investors whose funds have “cleared” by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of “closes” or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

More FAQs

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT

[SEE ATTACHED]

L.A. COMIC CON
SEPTEMBER 26-28, 2025
LOS ANGELES CONVENTION CENTER


L.A.COMIC
CON

L.A. COMIC CON

Hi <<First Name>>!

You could be an owner of L.A. Comic Con

As one of our VIP attendees, you’re a vital part of the heart and soul of L.A. Comic Con. You know better than anyone the unique excitement of being part of the show.

We’re exploring opening L.A. Comic Con to community investment. That means fans like you may soon have the chance to own a piece of the Con, along with access to special owner benefits and discounts.

know if and when this opportunity launches, join the waitlist here:
comicconla.com/owners

This is not a commitment to invest. It simply lets us know you'd like updates and early information before anything is broadly publicized.

Thanks for being part of our VIP family! We can't wait to see you at the show and maybe welcome you as an owner too.

— L.A. Comic Con

Join the waitlist

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.